Exhibit 99.1

ASX ANNOUNCEMENT
(ASX: NVX)

Change to American Depositary Share Ratio

Chattanooga, TN (USA), 12 August 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), advises that it has agreed with The Bank of New York Mellon (“BNY Mellon”), the depositary for the Company’s American Depositary Share Scheme (“ADS”) program, to change the ratio of its ADSs to its ordinary shares.

The current ratio of one (1) ADS representing four (4) ordinary shares will change to one (1) ADS representing forty (40) ordinary shares. The change in the ADS ratio will have the same effect as a one-for-ten reverse split of the existing ADSs, with each ten (10) existing ADSs being exchanged for one (1) new ADS.

The new ADS ratio is expected to become effective on 27 August 2026. The Company’s ADSs will continue to trade on Nasdaq under the ticker symbol “NVX”.

The change in the ADS ratio will not result in any change to the number of NOVONIX ordinary shares on issue or affect the Company’s ordinary shares listed on the ASX.

Nasdaq Minimum Bid Price Requirement

As announced on 18 March 2026, NOVONIX received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company was not in compliance with Nasdaq’s minimum bid price requirement, as the closing bid price of the Company’s ADSs had been below US$1.00 per ADS for 30 consecutive business days.

Under the Nasdaq Listing Rules, the Company was provided a period of 180 calendar days to regain compliance. To regain compliance, the closing bid price of the Company’s ADSs must be at least US$1.00 per ADS for a minimum of 10 consecutive business days during the compliance period.

The change in the ADS ratio is intended to increase the per-ADS trading price of the Company’s ADSs and assist the Company in regaining compliance with Nasdaq’s minimum bid price requirement. However, there can be no assurance that the change in the ADS ratio will result in the Company regaining or maintaining compliance with Nasdaq’s minimum bid price requirement.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT
(ASX: NVX)

The Company will continue to monitor its compliance with the Nasdaq Listing Rules and will keep the market informed of any material developments.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com

Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the effective date of the new ADS ratio, the impact of the ADS ratio change on the per-ADS trading price of the Company’s ADSs, the ability of the Company to regain or maintain compliance with Nasdaq’s minimum bid price requirement, and any statements regarding our market position in general..

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

ASX ANNOUNCEMENT
(ASX: NVX)

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com